Exhibit 99.4

CERTAIN IDENTIFIED INFORMATION MARKED [***] HAS BEEN EXCLUDED FROM THE
EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE OF INFORMATION THAT
SATIXFY COMMUNICATIONS LTD. TREATS AS PRIVATE OR CONFIDENTIAL

Amendment #3 to the Master Purchase Agreement

This amendment #3, dated April 1, 2025 (the “Effective Date”), is entered into between

MacDONALD, DETTWILER AND ASSOCIATES CORPORATION, a corporation organized under the laws of Canada with corporation number 1199672-0, having its office at 21025 Trans-Canada Highway, Sainte-Anne-de-Bellevue, Québec, Canada H9X 3R2 (the "Buyer")

and

SATIXFY UK LIMITED, a private limited company governed by the laws of England and Wales with company registration number 09966402, having its office at Spectrum Point, 279 Farnborough Rd, Farnborough GU14 7LS, United Kingdom, on its behalf and on behalf of its Affiliates (as defined herein below) (the "Seller")

(each a "Party", and together, the "Parties")

WHEREAS the Parties entered into a Master Purchase Agreement on October 31, 2023, pursuant to which the Buyer will purchase Products from the Seller (the “Master Purchase Agreement”);

WHEREAS the Pre-Purchase Amount in the Master Purchase Agreement was adjusted by way of agreements executed by the Parties on October 17, 2024 and on March 13, 2025

WHEREAS MDA Space Ltd., Buyer’s parent company (“MDA”), and SatixFy Communications Ltd., Seller’s parent company (“SatCom”), are negotiating a definitive agreement pursuant to which MDA will acquire all of the issued and outstanding share capital of SatCom (such agreement, as may be updated from time to time in accordance with ongoing negotiations, the “Proposed Agreement”);

WHEREAS the Parties wish to increase the Pre-Purchase Amount, conditional on the achievement of certain milestones related to the Proposed Agreement;

WHEREAS the Parties wish to amend the Master Purchase Agreement pursuant to this amendment (the “Amendment”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Capitalized terms used in the Amendment that are not otherwise defined herein shall have the meanings ascribed thereto in the Master Purchase Agreement;

2.	The following definitions are added to Section 1.01 of the Master Purchase Agreement:

“Company” means SatixFy Communications Ltd.;

“Parent” means MDA Space Ltd.;

“Merger Agreement” means the contemplated agreement and plan of merger to be executed between Parent, MANTISRAEL OPERATIONS 1 Ltd. MANTISRAEL OPERATIONS 2 Ltd. and Company on or around April 1, 2025;

“Go-Shop End Date” means the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m. Eastern time on the day that is 45 calendar days following the date of the Merger Agreement;

“Matching Period” means the period of five (5) Business Days from the date that is the later of: (A) the date on which Parent received written notice advising Parent that the Company’s board of directors has resolved, subject to the terms of the Merger Agreement, to enter into a definitive agreement with respect to a Superior Proposal; and (B) the date Parent has received all of the materials as shall be expressly specified in the Merger Agreement;

“Requisite Stockholder Approval” shall have the meaning to be given to it in the Merger Agreement;

“Superior Proposal” shall have the meaning to be given to it in the Merger Agreement;

“First Amendment” means the amendment #1 to the Master Purchase Agreement executed by the Parties on October 17, 2024;

“Second Amendment” means the amendment #2 to the Master Purchase Agreement executed by the Parties on March 13, 2025;

3.	The Parties agree to amend and replace Section 5.07 of the Master Purchase Agreement by the following:

“Section 5.07 Pre-Purchase Amount. Seller acknowledges that Buyer has, prior to the date of Amendment #3 to the Agreement, paid to Seller the amount of Thirty Three Million United States Dollars ($33,000,000) (the “Pre-Purchase Amount”) pursuant to the Pre-Purchase Agreement and the Master Purchase Agreement, as amended by the First Amendment and the Second Amendment, as a pre-purchase in respect of future purchases of Products by Buyer.

Following the Seller’s acceptance of the Buyer’s Purchase Order for Products Engineering Models, Buyer will increase the Pre-Purchase Amount by an additional One Million Eight Hundred Thousand United States Dollars ($1,800,000 USD). Buyer shall make the payment of the additional $1,800,000 within ten (10) business days of receiving Seller’s invoice. In addition, Buyer will further increase the Pre‐Purchase Amount by the amounts specified in the following milestones, as defined in Amendment #1 to the Authorization to Proceed reference ATP-SC-473-60413. Upon its receipt by the Seller, each of the aforementioned amounts will be considered as part of the Pre-Purchase Amount and will be subject to the same conditions.

		Milestone
	Description	Value (USD)
MS3	***	$350,000
MS4	***	$150,000
MS7	***	$500,000
MS8	***	$500,000
MS9	***	$500,000

In addition to the foregoing, Seller also acknowledges that Buyer has agreed to pay, as of the signing of the Merger Agreement, an additional amount of Five Million Five Hundred Thousand United States Dollars ($5,500,000) (the “Additional Pre-Purchase Amount”) as an additional pre-purchase in respect of future purchases of Products by Buyer, in accordance with the installments and milestones described below. Upon its receipt by the Seller, the Additional Pre-Purchase Amount will be considered as part of the Pre-Purchase Amount and will be subject to the same conditions.

Buyer shall pay the Additional Pre-Purchase Amount in three (3) instalments: (i) a payment of Two Million United States Dollars ($2,000,000) shall be paid on the signature of the Merger Agreement; (ii) a payment of Two Million Five Hundred Thousand United States Dollars ($2,500,000) shall be paid if, following the later of the Go-Shop End Date or the end of the Matching Period (such period to include, for clarity, any time extensions to the Matching Period made in accordance with ARTICLE V of the Merger Agreement), no definitive agreement in respect of a Superior Proposal is to be entered into and the Merger Agreement has not been terminated in accordance with its terms; and (iii) a payment of One Million United States Dollars ($1,000,000) shall be paid within five (5) Business Days following receipt of the Requisite Stockholder Approval by Parent in accordance with the terms of the Merger Agreement. Upon receipt of each of the payments described above, the Pre-Purchase Amount shall be correspondingly increased

Seller shall supply the Products to Buyer at the Agreed Price, with the purchase price (net of any applicable taxes) deducted against the balance of the Pre-Purchase Amount until the Pre-Purchase Amount is exhausted, as illustrated in Exhibit C. The Parties agree that the balance of the Pre-Purchase Amount shall be applied against the purchase price of any Purchase Orders on a priority basis and as determined at the Buyer’s sole discretion. If the Pre-Purchase Amount is entirely exhausted through Buyer orders, thereafter all orders made by Buyer under the Agreement shall be at the Agreed Price.

In the event that (a) Buyer determines that it no longer requires the Products; (b) Buyer does not purchase Products having an aggregate purchase price (net of any applicable taxes) equal to the Pre-Purchase Amount by the date that is Forty Eight (48) months from the date that the Pre-Purchase Agreement was originally executed by the Parties; or (c) Buyer is entitled to terminate the Agreement in accordance with Section 18.03, Seller will promptly refund Buyer any positive difference between the Pre-Purchase Amount and the aggregate purchase price (net of any applicable Taxes) of Products purchased and accepted by Buyer in accordance with the Agreement (the “Refunded Amount”), together with a fee on the Refunded Amount calculated as Twelve percent (12%) per annum, applied from the date of the Company’s receipt of each respective installment of funds comprising the Refunded Amount, on a pro rata, time apportioned basis, until paid in full, compounded annually. To initiate the refund, Buyer will advise Seller in writing, requesting the refund of any outstanding balance. Seller agrees that the outstanding balance will be paid to Buyer within Thirty (30) days of receiving the request for refund from Buyer.

Buyer agrees that any payment of the Refunded Amount shall not be made until the earlier of (i) the date the principal of and interest on the loans and all fees and other amounts payable under that certain credit agreement entered into by Seller, the lenders party thereto and Wilmington Savings Fund FSB, as administrative agent, dated 01 January 2022 and as amended from time to time (the “Credit Agreement”) has been paid in full and (ii) so long as no event described in sections (a), (b), (h) or (i) of Article VII of the Credit Agreement has occurred and is continuing, February 1, 2026; provided that (x) the foregoing shall not prohibit the Seller or any of its Subsidiaries from applying any portion of the Pre-Purchase Amount against the purchase price of the Product in the manner contemplated herein and (y) the foregoing restriction shall not apply to the [***] of the Pre-Purchase Amount, which was paid by Buyer to the Seller prior to the execution of the LOI (as defined in the Credit Agreement).

As of the Effective Date of the Agreement, the Pre-Purchase Agreement is terminated and of no further force or effect.”

4.	Other than as set forth in the Amendment, the Master Purchase Agreement remains in full force and effect.

5.	The Amendment is binding on, and enures to the benefit of, the Parties and their respective permitted successors and permitted assigns.

6.
The Amendment shall be governed by the laws of England and Wales. Each Party hereby attorn to the exclusive jurisdiction of the courts of England and Wales. The Parties will internally escalate all disputes arising between them in connection with the Amendment, attempting to resolve any such matter amicably initially through project managers within ten (10) Business Days of such dispute arising and, if the matter remains unresolved, through the project directors within the following ten (10) Business Days and, if still remaining unresolved, within a second ten (10) Business Day resolution period at the vice-president level, followed as may be required by a third escalation level between each Party’s CEO. Notwithstanding any provision to the contrary, each Party may initiate legal proceedings against the other Party at any time. The United Nations’ Convention on Contracts for the International Sale of Goods shall not apply.

7.
The Amendment may be executed in any number of counterparts, all of which will be one and the same agreement. The Amendment will become effective when each party to the Amendment will have received counterparts signed by all of the other parties.

[signature page follows]

IN WITNESS WHEREOF, the Parties hereto have executed the Amendment as of the Effective Date.

SATIXFY UK LIMITED, on its behalf and on behalf of its Affiliates
By:	/s/ Nir Barkan
Name	Nir Barkan
Title:	Chief Executive Officer

By:	/s/ Oren Harari
Name:	Oren Harari
Title:	Interim Chief Financial Officer

MacDONALD, DETTWILER AND ASSOCIATES CORPORATION
By:	/s/ David Snarch
Name :	David Snarch
Title:	Vice President, General Counsel & Corporate Secretary